SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2004

SILICOM LTD.

(Translation of Registrant’s name into English)

8 Hanagar St., P.O.Box 2164, Kfar-Sava 44425, Israel

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐ No ☒

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

SILICOM Ltd. (Registrant) BY: /S/ Ilan Erez —————————————— Ilan Erez Chief Financial Officer

Dated: June 21st, 2004

FOR IMMEDIATE RELEASE

SILICON GRAPHICS (SGI) STANDARDIZES ON SILICOM
GIGABIT ETHERNET ADAPTERS

— SGI, Silicom’s Top Tier Customer for Multiport Gigabit Adapters,
Continues To Place Orders —

        KFAR SAVA, Israel – June 21st, 2004 – Silicom Ltd. (NASDAQ:SILCF) today announced that Silicon Graphics Inc. (NYSE: SGI), a top-tier developer and manufacturer of high-performance server-based platforms, has standardized on Silicom’s cutting-edge Gigabit Ethernet Server Adapters, and has placed additional orders for these leading products.

        In November 2003, SGI selected Silicom’s Gigabit Ethernet adapters for use in its servers, marking the successful end of a rigorous technology evaluation and qualification process. After working together with Silicom to customize the products for its high-end IRIX® systems, SGI placed its first orders, and since then has already purchased more than 800 units. In addition, Silicom has now learned that SGI has standardized on the advanced Silicom products.

        With annual revenues of nearly $1 billion, SGI is the world’s leading developer of high-performance computing, visualization, and storage systems. Its cutting-edge systems eliminate the bottlenecks that characterize a growing number of advanced high-performance computing (HPC) and advanced visualization environments.

        “We are proud of the relationship we have built with this technology powerhouse, and delighted that it has singled us out for distinction,” said Shaike Orbach, Silicom’s President and CEO. “We believe SGI’s standardization on our strategic Server/Storage adapter products has the power to significantly enhance our sales, helping us to mitigate the impact of declining sales of our legacy products.”

About Silicom

Silicom Ltd. is an industry-leading provider of communications connectivity solutions and advanced enabling technologies, making it the preferred time-to-market and performance partner to many of the industry’s significant players. With core expertise in high performance, innovative technologies for networking and operating systems, the Company develops high-performance networking solutions for manufacturers of storage, Internet traffic management, security, and other types of server-based systems characterized by multi-port high-performance environments. Silicom also offers an extensive range of PC Cards, PCI cards and USB products. For more information, please visit: www.silicom.co.il.

Statements in this press release which are not historical data are forward-looking statements which involve known and unknown risks, uncertainties, or other factors not under the Company’s control, which may cause actual results, performance, or achievements of the Company to be materially different from the results, performance, or other expectations implied by these forward-looking statements. These factors include, but are not limited to, those detailed in the Company’s periodic filings with the Securities and Exchange Commission. The Company disclaims any duty to update such statements.

Contacts:
Ilan Erez
Silicom
+972-9-764-4555
ilane@silicom.co.il

IRIX is a registered trademark of Silicon Graphics, Inc. in the U.S. and/or other countries worldwide.